

July 2, 2012

Via E-mail
Timothy M. Adams
Chief Financial Officer
athenahealth, Inc.
311 Arsenal Street
Watertown, Massachusetts 02472

      Re: **athenahealth, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed February 16, 2012
               Form 10-Q for the Quarterly Period Ended March 31, 2012
               Filed April 26, 2012
               File No. 001-33689

Dear Mr. Adams:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Note 14. Commitments and Contingencies, page F-27

1. We note the following disclosure … "The Company believes that it has adequate legal defenses and believes that it is <u>remote</u> that the ultimate dispositions of these actions will have a material effect on the Company's financial position, results of operations, or cash flows." Please note that when a loss contingency exists, ASC 450-20-25-1 contemplates an assessment as to whether the loss is probable, reasonably possible or remote. Your disclosure appears to be an attempt in assessing the likelihood of a material loss on the Company's financial statement and not an assessment as to whether the loss contingency is probable, reasonably possible or remote. Please clarify for us and in your disclosure. Please make the required assessment for each of your current loss contingencies. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may

have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made and why. Please refer to ASC 450-20-50.

2. In addition, we note your disclosure change in the first quarter Form 10-Q on page 9 concerning your apparent assessment of the material loss of various claims and proceedings from "remote" to "does not expect". Please clarify for us the basis behind the change and how your disclosure complies with ASC 450.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jim Allegretto for

Andrew D. Mew
Accounting Branch Chief